UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2011 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's

Openning Balance
			Quantity	% of participation
Type of Securities/Derivatives				Same type of Shares	Total

		Common Shares	1,216,073,621	64.6426	32.3213
		Non-Voting Shares	19,151,410	1.0180	0.5090
Closing Balance
			Quantity	% of participation
Type of Securities/Derivatives				Same type of Shares	Total

		Common Shares	1,216,073,621	64.6426	32.3213
		Non-Voting Shares	19,151,410	1.0180	0.5090

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2011 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and				( ) Technical and
Family	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	Advisory Agencies
Dependants
Openning Balance
				% of participation
	Type of Securities/Derivatives		Quantity	Same type of Shares
					Total

	Common Shares		13,087,920	0.6957	0.3478
	Non-Voting Shares		17,665,190	0.9390	0.4695
Closing Balance
				% of participation
	Type of Securities/Derivatives		Quantity	Same type of Shares
					Total

	Common Shares		13,087,920	0.6957	0.3478
	Non-Voting Shares		17,665,190	0.9390	0.4695

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and				( ) Technical and
Family	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	Advisory Agencies
Dependants

Openning Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same
		type of	Total
		Shares
Common Shares	5	0.0213	0.0213
Non-Voting Shares	0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same
		type of	Total
		Shares
Common Shares	5	0.0213	0.0213
Non-Voting Shares	0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2011 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and						( ) Technical and
Family	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		Advisory Agencies
Dependants
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same
						type of	Total
						Shares
Common Shares					897,516	0.0477	0.0238
Non-Voting Shares					1,912,779	0.1016	0.0508
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A.	Sell	10-Jan	500	31.97	R$	15,985.00
Non-Voting Shares	C.T.V.M.	Total		500		R$	15,985.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same
						type of	Total
						Shares
Common Shares					899,573	0.0478	0.0239
Non-Voting Shares					1,913,489	0.1017	0.0508

Note:
New members who belong to Board of Executive Officers
Eurico Ramos Fabri
Jorge Pohlmann Nasser
José Luis Elias

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2011 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and						( ) Technical and
Family	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		Advisory
Dependants						Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same
						type of	Total
						Shares
Common Shares					10,042	0.0005	0.0002
Non-Voting Shares					157,139	0.0083	0.0041
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares		Buy	12-Jan	1,000	33.05	R$	33,050.00
Non-Voting Shares	Bradesco S.A.	Buy	24-Jan	6	32.00	R$	192.00
Non-Voting Shares	C.T.V.M.	Buy	24-Jan	1,400	32.01	R$	44,814.00
Non-Voting Shares		Total		2,406		R$	78,056.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same
						type of	Total
						Shares
Common Shares					10,042	0.0005	0.0002
Non-Voting Shares					159,545	0.0084	0.0042

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2011 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and				(x) Technical and
Family	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	Advisory
Dependants				Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same
				type of	Total
				Shares
Common Shares			11,071	0.0005	0.0002
Non-Voting Shares			16,395	0.0008	0.0004
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same
				type of	Total
				Shares
Common Shares			11,071	0.0005	0.0002
Non-Voting Shares			16,395	0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 10, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.